BlackRock MuniAssets Fund, Inc.

FILE #811-07642

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
6/5/2008	MIAMI-DADE CNTY FLA AVIATION REV	600,000,000	8,870,000

Banc of America Securities LLC, Estrada Hinojosa & Company, Inc., JPMorgan, Merrill Lynch & Co., Rice Financial Products Company, Butler Wick & Co., Inc., Goldman, Sachs & Co., Jackson Securities, Lehman Brothers, Loop Capital Markets, LLC, M.R. Beal & Co

10/20/2008	METROPOLITAN TRANSN AUTH N Y REV	550,000,000	3,685,000

J.P. Morgan Securities Inc., Ramirez & Co., Inc., Citi, Barclays Capital Inc., Banc of America Securities LLC, DEPFA First Albany Securities LLC, Loop Capital Markets, LLC, M.R. Beal & Company, Merrill Lynch & Company, Morgan Stanley, Raymond James & Associates, RBC Capital Markets, Roosevelt & Cross, Incorporated, Siebert Brandford Shank & Co., Wachovia Bank, N.A.